Exhibit (a)(5)(R)

News Release

FOR IMMEDIATE RELEASE

MAY 31, 2011

CHESAPEAKE ENERGY CORPORATION AND BRONCO DRILLING

COMPANY, INC. ANNOUNCE ENTRY INTO AN AGREEMENT

IN PRINCIPLE IN SHAREHOLDER LAWSUIT

Tender Offer for Bronco Shares Extended Through June 3, 2011

OKLAHOMA CITY, OKLAHOMA, MAY 31, 2011 – Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ: BRNC) today announced that they entered into an agreement in principle on May 27, 2011 as to the key terms of the settlement agreement in connection with the putative consolidated class action, captioned Shriver v. Bronco Drilling Company, Inc., et al. (CJ-2011-2723), filed in the District Court of Oklahoma County, Oklahoma.

Pursuant to that agreement, Nomac Acquisition, Inc., Chesapeake’s indirect wholly owned subsidiary, has extended its cash tender offer to purchase all outstanding shares of common stock of Bronco. The cash tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 31, 2011 and will now expire at 5:00 p.m., New York City time, on Friday, June 3, 2011, unless further extended in accordance with the merger agreement, applicable rules and regulations and the procedures described in the Offer to Purchase. Pursuant to the cash tender offer, Nomac Acquisition, Inc. is offering to purchase all outstanding Bronco shares for $11.00 per share in cash, without interest and less any required withholding taxes.

The extension of the tender offer will afford Bronco stockholders additional time to receive and consider supplemental disclosures in the Schedule 14D-9 filed by Bronco today in connection with the agreement in principal.

Accordingly, unless further extended, the tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, June 3, 2011.

The tender offer remains subject to satisfaction of other customary closing conditions described in the Offer to Purchase.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and related Letter of Transmittal that have been sent to holders of Bronco common stock. Copies of the Offer to Purchase and Letter of Transmittal may be obtained at no charge from the information agent, MacKenzie Partners, Inc., by calling (800) 322-2885 (toll-free) or (212) 929-5500 (collect). Additionally, any questions related to the tender offer may be directed to MacKenzie Partners, Inc. at the telephone numbers provided above.

CHESAPEAKE CONTACTS:		BRONCO CONTACTS:	CHESAPEAKE ENERGY CORPORATION
Jeffrey L. Mobley, CFA (405) 767-4763 Jeff.mobley@chk.com	Jim Gipson (405) 935-1310 jim.gipson@chk.com	Bob Jarvis (405) 242-4444 x-102 bjarvis@broncodrill.com	6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154

Johnson Rice & Company L.L.C. is acting as financial advisor to Bronco. Thompson & Knight LLP and Richards, Layton and Finger P.A. are acting as legal advisors to Bronco. Jefferies & Company, Inc. is acting as financial advisor to Chesapeake. Commercial Law Group, P.C. and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to Chesapeake.

About Chesapeake:

Chesapeake Energy Corporation is the second-largest producer of natural gas, a Top 15 producer of oil and natural gas liquids and the most active driller of new wells in the U.S. Headquartered in Oklahoma City, the company’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Bossier, Marcellus and Pearsall natural gas shale plays and in the Granite Wash, Cleveland, Tonkawa, Mississippian, Bone Spring, Avalon, Wolfcamp, Wolfberry, Eagle Ford, Niobrara, Three Forks/Bakken and Utica unconventional liquids plays. The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets. Chesapeake’s stock is listed on the New York Stock Exchange under the symbol CHK. Further information is available at www.chk.com where Chesapeake routinely posts announcements, updates, events, investor information, presentations and press releases.

About Bronco:

Bronco Drilling Company, Inc. is a publicly held company headquartered in Edmond, Oklahoma, and is a provider of contract land drilling to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The NASDAQ Global Select Market under the symbol “BRNC”. For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Important Information:

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Chesapeake filed a tender offer statement with the SEC on April 26, 2011 (which was amended by amendments filed with the SEC on May 3, 2011, May 5, 2011, May 18, 2011, May 20, 2011 and May 31, 2011), and has mailed an offer to purchase, forms of letter of transmittal and related documents to Bronco stockholders. Bronco has filed with the SEC on April 26, 2011 (which was amended by amendments filed with the SEC on May 3, 2011, May 18, 2011 and May 31, 2011), and has mailed to Bronco stockholders, a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND BRONCO STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, have been and will be made available to all shareholders of Bronco at no expense to them. These documents are also available at no charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from the Information Agent by contacting the MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016, or by calling (212) 929-5500 (collect) or (800) 322-2885 (toll-free). In addition, investors and Bronco shareholders may obtain a free copy of these documents from Bronco by contacting Bronco Drilling Company, Inc. at 16217 N. May Ave., Edmond, OK 73013, attention: Investor Relations.

Forward Looking Statements:

This press release contains, among other things, certain statements of a forward-looking nature. Such statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; (2) successful completion of the proposed transaction on a timely basis; (3) the impact of regulatory reviews on the proposed transaction; (4) the outcome of any legal proceedings that may be instituted against Chesapeake and others following the announcement of the definitive agreement; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and (6) other factors described in Chesapeake’s filings with the SEC, including its reports on Forms 10-K, 10-Q, and 8-K.

Many of the factors that will determine the outcome of the subject matter of this communication are beyond Chesapeake’s ability to control or predict. Except to the extent required by applicable law, Chesapeake does not undertake any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

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